EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	State or other jurisdiction of	Date of incorporation or
Name of consolidated subsidiary or entity	incorporation or organization	formation (date of acquisition, if applicable)	Attributable interest

Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Advanced Industrial Leasing, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Vicon Security Technologies Pvt Ltd. (formerly Cemtrex Technologies Pvt. Ltd.)	India	December 21, 2017	100%
Vicon Industries, Inc.	New York	March 23, 2018	100%
Vicon Industries Limited	United Kingdom	March 23, 2018	100%